1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2011

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date March 28, 2011	By /s/ Zhang Baocai
	Name:	Zhang Baocai
	Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

NOTICE OF 2010 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting for the year ended 31 December 2010 (the “AGM”) of Yanzhou Coal Mining Company Limited (the “Company”) will be held at 8:30 a.m. on Friday, 20 May 2011 at the Conference Room of Wai Zhao Building, 329 South Fushan Road, Zoucheng, Shandong Province, Postal Code 273500, the People’s Republic of China (the “PRC”) for the purpose of considering and, if thought fit, passing the following resolutions of the Company:

AS ORDINARY RESOLUTIONS:

1.	To consider and approve the working report of the board of directors of the Company (the “Board”) for the year ended 31 December 2010;

2.	To consider and approve the working report of the supervisory committee of the Company for the year ended 31 December 2010;

3.	To consider and approve the audited financial statements of the Company and its subsidiaries as at and for the year ended 31 December 2010;

4.	To consider and approve the proposed profit distribution plan of the Company for the year ended 31 December 2010 and to authorize the Board to distribute an aggregate cash dividend of RMB2,901.9 million (tax inclusive), equivalent to RMB0.59 (tax inclusive) per share to the shareholders of the Company;

5.	To consider and approve the appointment of the directors of the fifth session of the Board for a term of three years commencing from the conclusion of the AGM and ending on the date of the conclusion of the general meeting for the election of directors of the sixth session of the Board;

6.	To consider and approve the appointment of the independent directors of the fifth session of the Board for a term of three years commencing from the conclusion of the AGM and ending the date of the conclusion of the general meeting for the election of independent directors of the sixth session of the Board;

7.	To consider and approve the appointment of the non-worker representative supervisors of the fifth session of the supervisory committee of the Company for a term of three years commencing from the conclusion of the AGM and ending on the date of the conclusion of the general meeting for the election of the non-worker representative supervisors of the sixth session of the supervisory committee of the Company;

8.	To consider and approve the remuneration of the directors and supervisors of the Company for the year ended 31 December 2011;

9.	To consider and approve the “Proposal regarding purchase of liability insurance for the directors, supervisors and senior management of the Company”;

10.	To consider and approve the “Proposal regarding the approval of bidding by the Company for the mining rights of Zhuan Longwan Coal Mine Field in Inner Mongolia”;

11.	To consider and approve the “Proposal regarding the appointment of external auditors of the Company for the year ending 31 December 2011 and their remuneration”, and the appointment of Grant Thornton Jingdu Tianhua and Shine Wing Certified Public Accountants as the Company’s international and domestic auditors for the year 2011, respectively, until the conclusion of the next annual general meeting, and to determine their remuneration arrangements;

AS SPECIAL RESOLUTIONS

12.	To consider and approve the “Proposals regarding the amendments to the Articles of Association of Yanzhou Coal Mining Company Limited (the “Articles of Association”), the Rules of Procedure for Shareholders’ Meetings of Yanzhou Coal Mining Company Limited (the “Rules of Procedure for Shareholders’ Meetings”) and the Rules of Procedure for the Board of Yanzhou Coal Mining Company Limited (the “Rules of Procedure for the Board”), and to authorise any of the directors to make further adjustments at his discretion with reference to the requirements of the relevant authorities and to seek approval and make the relevant filing with the relevant authorities at the appropriate time, particulars of which are set out in the circular of the Company dated 25 March 2011;

13.	To consider and approve the following resolution:

“THAT:

(a)	the Board be and is hereby granted an unconditional general mandate to issue, allot and deal with additional H Shares in the share capital of the Company and to make or grant offers, agreements and options in respect thereof, subject to the following terms:

(i)	such mandate shall not extend beyond the Relevant Period save that the Board may during the Relevant Period make or grant offers, agreements or options which might require the exercise of such powers after the end of the Relevant Period;

(ii)	the number of shares allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Board shall not exceed 20% of the number of H Shares in issue as at the date of this resolution; and

(iii)	the Board will only exercise its power under such mandate in accordance with the Company Law of the PRC and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time) and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained;

(b)	for the purpose of this resolution:

“H Shares” means the overseas-listed foreign invested shares in the share capital of the Company with a par value of RMB1.00 each, and which are held and traded in Hong Kong dollars;

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company following the passing of this resolution;

(ii)	the expiration of a 12-month period following the passing of this resolution; or

(iii)	the date on which the authority set out in this resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting; and

(c)	contingent on the directors resolving to issue shares pursuant to paragraph (a) of this resolution, the Board be and is hereby authorized to approve, execute and do or procure to be executed and done, all such documents, deeds and things as it may consider relevant in connection with the issue of such new shares including, but not limited to, determining the time and place of issue, making all necessary applications to the relevant authorities and entering into an underwriting agreement (or any other agreement), to determine the use of proceeds and to make all necessary filings and registrations with the relevant PRC, Hong Kong and other authorities, and to make such amendments to the Articles of Association as it thinks fit so as to reflect the increase in registered capital of the Company and to reflect the new share capital structure of the Company under the intended allotment and issue of the shares of the Company pursuant to the resolution under paragraph (a) of this resolution.”

14.	To consider and approve the “Proposal regarding the general mandate on authorizing the board of directors of the Company to repurchase H Shares of the Company”:

“THAT:

(a)	subject to paragraphs (b) and (c) below, the Relevant Period (as defined in paragraph (e) below) during which the Board may exercise the power of the Company to repurchase the issued H shares of the Company on the Hong Kong Stock Exchange, subject to and in accordance with all applicable laws, rules and regulations and/or requirements of the governmental or regulatory body of securities in the PRC, the Hong Kong Stock Exchange or of any other governmental or regulatory body be and is hereby approved;

(b)	the aggregate nominal value of H Shares of the Company authorised to be repurchased subject to the approval in paragraph (a) above during the Relevant Period shall not exceed 10% of the aggregate nominal value of the issued H Shares of the Company as at the date of the passing of this resolution;

(c)	the approval in paragraph (a) above shall be conditional upon:

(i)	the passing of a special resolution with the same terms as the resolution set out in this paragraph (except for this sub-paragraph (c)(i)) at a class meeting for the holders of Domestic Shares of the Company to be held on 20 May 2011 (or on such adjourned date as may be applicable) and the class meeting for the holders of H Shares to be held on 20 May 2011 (or on such adjourned date as may be applicable) for such purpose;

(ii)	the approval of the relevant PRC regulatory authorities as may be required by laws, rules and regulations of the PRC being obtained by the Company if appropriate; and

(iii)	the Company not being required by any of its creditors to repay or to provide guarantee in respect of any amount due to any of them (or if the Company is so required by any of its creditors, the Company having, in its absolute discretion, repaid or provided guarantee in respect of such amount) pursuant to the provisions of the Articles of Association;

(d)	subject to the approval of all relevant PRC regulatory authorities for the repurchase of such H Shares being granted, the Board be hereby authorised to:

(i)	amend the Articles of Association as it thinks fit so as to reduce the registered share capital of the Company and to reflect the new capital structure of the Company upon the repurchase of H shares of the Company as contemplated in paragraph (a) above; and

(ii)	file the amended Articles of Association with the relevant governmental authorities of the PRC.

(e)	for the purpose of this special resolution, “Relevant Period” means the period from the passing of this special resolution until whichever is the earlier of:

(i)	the conclusion of the next annual general meeting following the passing of this special resolution;

(ii)	the expiration of a 12-month period following the passing of this special resolution; or

(iii)	the date on which the authority set out in this special resolution is revoked or varied by a special resolution of the shareholders of the Company in any general meeting or by a special resolution of holders of H shares or holders of domestic shares of the Company at their respective class meetings.”

By order of the Board
Yanzhou Coal Mining Company Limited
Li Weimin
Chairman

Zoucheng, Shandong, the PRC

25 March 2011

Notes:

1.	Eligibility for attending the annual general meeting

Holders of the Company’s overseas listed foreign invested shares (in the form of H Shares) whose names appear on the Company’s register of members of H Shares which is maintained by Hong Kong Registrars Limited at the close of business on Tuesday, 19 April 2011 are entitled to attend the AGM after completing the registration procedures for attending the AGM.

Holders of H Shares, who intend to attend the AGM, must deliver the completed reply slips for attending the AGM to the Office of the Secretary of the Board no later than Friday, 29 April 2011.

Shareholders can deliver the necessary documents for registration to the Company in person, by post or by facsimile. Further details of the requirements of the instrument appointing the proxies are set out in note 2 below.

2.	Proxy

Each holder of H Shares who has the right to attend and vote at the AGM is entitled to appoint in writing one or more proxies, whether a Shareholder or not, to attend and vote on his behalf at the AGM.

The proxies of a Shareholder who has appointed more than one proxy may only vote on a poll. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorized in writing, or if the appointer is a legal entity, either under seal or under the hand of a director or a duly authorized attorney. If that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarized.

For holders of H Shares, the power of attorney or other documents of authorization and proxy forms must be delivered to Hong Kong Registrars Limited (Room 17M, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong) no less than 24 hours before the time appointed for the holding of the AGM or any adjournment thereof in order for such documents to be valid.

3.	Closure of register of members

The H share register will be closed from Wednesday, 20 April 2011 to Thursday, 19 May 2011, during which time no transfer of H Shares will be registered. Holders of H Shares who wish to attend the AGM and be qualified for entitlement to the proposed dividends for the year ended 31 December 2010 must deliver their duly stamped instruments of transfer, accompanied by the relevant share certificates, to Hong Kong Registrars Limited (Room No. 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong) no later than 4:30 p.m., Tuesday, 19 April 2011.

4.	Miscellaneous

(1)	The AGM is expected to last half a day. Shareholders attending the AGM are responsible for their own transportation and accommodation expenses.

(2)	All voting at the AGM will be conducted by a poll.

(3)	Details of the Office of the Secretary of the Board are as follows:

298 South Fushan Road

Zoucheng

Shandong Province 273500

PRC

Tel: 86-537-5382319

Fax: 86-537-5383311

As at the date of this notice, the directors of the Company are Mr. Li Weimin, Mr. Wang Xin, Mr. Shi Xuerang, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive directors of the Company are Mr. Pu Hongjiu, Mr. Zhai Xigui, Mr. Li Weian and Mr. Wang Junyan.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

Form of Proxy for Use at the Annual General Meeting for the Year Ended 31 December 2010

The Number of Shares Represented by the Proxy Form [1]

I/We2                                                                                                                                                                                                             , of2:                                                                                                                                                                         , being the registered holder(s) of                                                                                                                                     H shares of RMB 1.00 each in the capital of Yanzhou Coal Mining Company Limited (the “Company”), HEREBY APPOINT3 the Chairman of the 2010 annual general meeting of the Company (the “Annual General Meeting”) or                                                                                                                        of                                                                                                                                                                                                  as my/our proxy/proxies to attend on my/our behalf at the Annual General Meeting (and/or at any adjournment thereof) to be held at the Conference Room of Wai Zhao Building, 329 South Fushan Road, Zoucheng, Shandong Province 273500, the People’s Republic of China at 8:30 a.m. on Friday, 20 May 2011. The proxy/proxies will vote on the resolutions listed in the Notice of Annual General Meeting as hereunder indicated or, unless otherwise indicated or if no such indication is given, as my proxy/proxies think(s) fit:

		AS ORDINARY RESOLUTIONS	FOR[4]	AGAINST[4]

1	To consider and approve the working report of the board of directors of the Company (the “Board”) for the year ended 31 December 2010
2	To consider and approve the working report of the supervisory committee of the Company for the year ended 31 December 2010
3	To consider and approve the audited financial statements of the Company and its subsidiaries as at and for the year ended 31 December 2010
4	To consider and approve the proposed profit distribution plan of the Company for the year ended 31 December 2010 and to authorize the Board to distribute an aggregate cash dividend of RMB2,901.9 million (tax inclusive), equivalent to RMB0.59 (tax inclusive) per share to the shareholders of the Company
5.	To consider and approve the appointment of the directors of the fifth session of the Board for a term of three years commencing from the conclusion of the AGM and ending on the date of the conclusion of the general meeting for the election of directors of the sixth session of the Board		N/A	N/A
	(i)	Mr. Li Weimin (re-appointment)
	(ii)	Mr. Wang Xin (re-appointment)
	(iii)	Mr. Zhang Yingmin (new appointment)
	(iv)	Mr. Shi Xuerang (re-appointment)
	(v)	Mr. Wu Yuxiang (re-appointment)
	(vi)	Mr. Zhang Baocai (re-appointment)
6.	To consider and approve the appointment of the independent directors of the fifth session of the Board for a term of three years commencing from the conclusion of the AGM and ending the date of the conclusion of the general meeting for the election of independent directors of the sixth session of the Board		N/A	N/A
	(i)	Mr. Wang Xianzheng (new appointment)
	(ii)	Mr. Cheng Faguang (new appointment)
	(iii)	Mr. Wang Xiaojun (new appointment)
	(iv)	Mr. Xue Youzhi (new appointment)
7.	To consider and approve the appointment of the non-worker representative supervisors of the fifth session of the supervisory committee of the Company for a term of three years commencing from the conclusion of the AGM and ending on the date of the conclusion of the general meeting for the election of the non-worker representative supervisors of the sixth session of the supervisory committee of the Company		N/A	N/A
	(i)	Mr. Song Guo (re-appointment)
	(ii)	Mr. Zhou Shoucheng (re-appointment)
	(iii)	Mr. Zhang Shengdong (re-appointment)
	(iv)	Ms. Zhen Ailan (re-appointment)

8	To consider and approve the remuneration of the directors and supervisors of the Company for the year ended 31 December 2011
9	To consider and approve the “Proposal regarding purchase of liability insurance for the directors of the Company”
10	To consider and approve the “Proposal regarding the approval of bidding by the Company for the mining rights of Zhuan Longwan coal mine field in Inner Mongolia”
11	To consider and approve the “Proposal regarding the appointment of external auditors of the Company for the year ending 31 December 2011 and their remuneration”, and the appointment of Grant Thornton Jingdu Tianhua and Shine Wing Certified Public Accountants as the Company’s international and domestic auditors for the year 2011, respectively, until the conclusion of the next annual general meeting, and to determine their remuneration arrangements

AS SPECIAL RESOLUTIONS
12	To consider and approve the “Proposals regarding the amendments to the Articles of Association of Yanzhou Coal Mining Company Limited (the “Articles”), the Rules of Procedure for Shareholders’ Meetings of Yanzhou Coal Mining Company Limited (the “Rules of Procedure for Shareholders’ Meetings”) and the Rules of Procedure for the Board of Yanzhou Coal Mining Company Limited (the “Rules of Procedure for the Board”), and to authorize any of the directors to make further adjustments at his discretion with reference to the requirements of the relevant authorities and to seek approval and make the relevant filing with the relevant authorities at the appropriate time, particulars of which are set out in the circular of the Company dated 25 March 2011
13	To consider and approve to authorize the Board of Directors to issue H shares of the Company, details of which are more particularly described in the Notice of the 2010 Annual General Meeting and the circular of the Company dated 25 March 2011
14	To consider and approve the general mandate on authorizing the Board of Directors to repurchase H shares of the Company, details of which are more particularly described in the Notice of the 2010 Annual General Meeting and the circular of the Company dated 25 March 2011

Signature[7]:	Date:	2011

Notes:

1.	Please insert the number of shares in the Company to which this form of proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name.

2.	Full name(s) and address(es) to be inserted in BLOCK LETTERS as shown in the register of members of the Company.

3.	If the person other than the Chairman of the Annual General Meeting is to be appointed as proxy, please delete “the Chairman of the Annual General Meeting or” and insert into the blank space the name and address of the proxy appointed. Each shareholder is entitled to appoint one or more proxies to attend and vote at the meeting. The proxy need not be a shareholder. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll. Any alteration made to this form of proxy must be initialled by the person(s) who sign(s) it.

4.	Important: If you wish to vote for any resolution, tick in the box marked “FOR”. If you wish to vote against any resolution, tick in the box marked “AGAINST”. Failure to tick the box will entitle your proxy to cast your vote at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Annual General Meeting other than those referred to in the notice convening the Annual General Meeting.

5.	This form of proxy must be signed by you (or by your attorney duly authorized in writing). If you are a legal entity such as a company or an organisation, this form of proxy must be under the seal of the legal entity or be signed by its director (or responsible person) or a duly authorized attorney.

6.	To be valid, this form of proxy, together with the power of attorney or other documents of authorization under which it is signed, must be delivered to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong not less than 24 hours before the time appointed for the holding of the Annual General Meeting or any adjournment thereof.

7.	A proxy attending the Annual General Meeting must present his proof of identity.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

REPLY SLIP FOR THE 2010 ANNUAL GENERAL MEETING

To: Yanzhou Coal Mining Company Limited (the “Company”)

I/We intend to attend (in person/by a proxy/proxies(4)) the annual general meeting of the Company for the year ended 31 December 2010 to be held at 8:30 a.m. on Friday, 20 May 2011, at the Conference Room of Wai Zhao Building, 329 South Fushan Road, Zoucheng, Shandong Province, Postal Code 273500, the People’s Republic of China.

Name(s) (as appearing in the register of members)(1)

Number of Domestic/H Shares registered under my/our name(s)(3)(4)

Identity card/passport number(2)(4)

Identification code of shareholder

Correspondence address(1)

Telephone number

Signature(s):	Date:	2011

Notes:

1.	Please insert your full name(s) (both in Chinese and English) and correspondence address in block letters.

2.	Please attach a copy of your identity card/passport.

3.	Please attach a copy of your proof of share ownership.

4.	Please delete the option which is not applicable in “Domestic/H”, “in person/by a proxy/proxies”, and “Identity card/passport”.

5.	The completed and signed reply slip must be delivered to the Office of the Secretary of the Board of Directors at the Company’s registered address at 298 South Fushan Road, Zoucheng, Shandong Province 273500, the People’s Republic of China no later than 29 April 2011. This reply slip may be delivered to the Company in person, by post or by facsimile (Fax No.: 86-537-5383311).

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC